EXHIBIT 3

LETTER FROM REPORTING PERSONS TO THE BOARD OF ISSUER DATED NOVEMBER 4, 2013

BlueMountain Capital Management, LLC

280 Park Avenue, 5th Floor East

New York, New York 10017

November 4, 2013

Chatham Lodging Trust

50 Cocoanut Row, Suite 211

Palm Beach, FL 33480

Attn: Members of the Board of Trustees

Ladies and Gentlemen:

BlueMountain Capital Management, LLC (on behalf of certain funds it manages) (“BlueMountain”) is pleased to submit to you this proposal to acquire all of the outstanding shares of common stock (the “Common Stock”) of Chatham Lodging Trust (“Chatham” or the “Company”) at a cash price of $21.50 per share. This offer represents an approximate 25.4% premium to $17.14 (the estimated weighted average offering price of the two recent equity offerings in which the Company increased its market capitalization by approximately 46.8%), a 20.3% premium to the unaffected stock price of $17.87 on October 4, 2013 (the last closing price prior to our initial 13D filing which referenced our anticipated discussion of strategic alternatives with the Company) and a 14.5% premium to $18.77 (the most recent closing price on November 1, 2013).

BlueMountain is a registered investment adviser responsible for the management of more than $16.7 billion and employs a multi-strategy approach to the equity and credit markets, including a focus on value investing based on rigorous fundamental research. The proposed transaction is subject to negotiation of a satisfactory definitive agreement, including customary conditions for a company like Chatham. At this stage, our proposal is also subject to confirmatory due diligence and financing. We have completed a thorough review of the Company’s publicly available information and are prepared to move forward immediately to consummate a transaction with minimum disruption to the Company. We are prepared to work with senior management both in structuring a mutually acceptable proposal and developing an operating plan for the Company in the future.

We believe this proposal is in the best interest of the Company, its shareholders, employees and customers. If however, in the exercise of your fiduciary duties, you believe that a higher price could be obtained through an auction or strategic combination, we would be supportive of such a process.

Due to the importance of these discussions and the value represented by our proposal, we expect you to engage in a full review of our offer. We realize that there may be aspects of our proposal which you would wish to further discuss with us. We would be happy to make ourselves available to meet with you at your earliest convenience. Depending on the nature of your response, we reserve the right to pursue all possible alternatives to ensure that Company shareholders are provided with the opportunity to realize the value inherent in our proposal.

We believe that time is of the essence with respect to this matter. Accordingly, we request that you respond promptly to our proposal, and in no event later than 5:00 p.m. New York City time, on November 22, 2013. Our offer will expire at that time. We sincerely hope that, together, we can proceed promptly to ensure that the best interests of all shareholders are served.

Sincerely yours,

BlueMountain Capital Management, LLC

By:	/s/ Peter Greatrex
Name:	Peter Greatrex
Title:	Managing Partner, Head of Research